787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 23, 2010

VIA EDGAR CORRESPONDENCE

John Ganley, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4644

USA

Re:          Credit Suisse Capital Funds (Post-Effective Amendment No. 44, Securities Act File No. 33-03706, Investment Company Act File No. 811-04604)
Credit Suisse Commodity Return Strategy Fund (Post-Effective Amendment No. 6, Securities Act File No. 333-116212, Investment Company Act File No. 811-21589)
Credit Suisse Large Cap Growth Fund (Post-Effective Amendment No. 36, Securities Act File No. 33-12344, Investment Company Act File No. 811-05041)
Credit Suisse Mid-Cap Core Fund, Inc. (Post-Effective Amendment No. 32, Securities Act File No. 33-18632, Investment Company Act File No. 811-05396)
Credit Suisse Opportunity Funds (Post-Effective Amendment No. 31, Securities Act File No. 33-92982, Investment Company Act File No. 811-09054)
(each, a “Fund” and collectively, the “Funds”)

Dear Mr. Ganley:

This letter responds to comments you provided in telephone conversations with the undersigned on February 5 and February 12, 2010, with respect to the Post-Effective Amendments filed by the above-referenced Funds on December 23, 2009.  For your convenience, the substance of those comments has been restated below.  The Funds’ responses to each comment are set out immediately under the restated comment.

Prospectuses:              General Comments

Comment No. 1:            Please advise whether the Funds will use the summary section of the prospectus as a stand-alone prospectus.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:             The Funds have advised us that they do not intend to use the summary section of the prospectuses as a stand-alone prospectus.

Comment No. 2:            The “Investor Expenses” heading in the summary section should be deleted since it is not required by Form N-1A.

Response:             The disclosure has been revised as requested.

Comment No. 3:    The caption in the fee table for the maximum deferred sales charge should refer to “the lesser of” original purchase price or redemption proceeds.

Response:             The disclosure has been revised as requested.

Comment No. 4:            The two parts of the fee tables should be separated more clearly.

Response:             The fee tables have been revised as requested.

Comment No. 5:            The footnote to the fee table explaining the deferred sales charge applicable to Class A shares should be deleted since it is neither permitted nor required by Form N-1A.

Response:             The Funds respectfully submit that the footnote is appropriate disclosure since it explains that a deferred sales charge of 1% will be applied to redemptions of Class A shares that were purchased without a front-end sales load.  Because the deferred sales charge is applicable only to certain redemptions, the Funds believe that it would be misleading for the fee table to state that a 1% deferred sales charge was generally applicable to redemptions of Class A shares.

Comment No. 6:    The expense example should be broken out into two tables, one showing expenses with redemption after the time periods shown and one showing expenses without redemption, as shown in Form N-1A.

Response:             The Funds respectfully submit that the current format of the expense example provides clear disclosure of the differences in expenses if shares are, or are not, redeemed and that no revision is necessary.

Comment No. 7:    The introductory text to the performance table should include the disclosure about how the average annual total returns table compares the fund’s performance to a broad-based securities index and to say that sales loads are not reflected in the bar chart.  In addition, the bar chart and the average annual total returns table should appear on the same page or, if they do not fit on the same page, they should appear on facing pages.

Response:             The disclosure has been revised as requested.  In addition, the format has been revised so that the bar chart and table appear on the same page (if they fit on the same page) or on facing pages.

Comment No. 8:            The introductory text to the performance summary should be revised to remove the disclosure that sales loads are reflected in the average annual total returns table because that disclosure is neither permitted nor required by Form N-1A.

Response:             The Funds respectfully submit that it is appropriate disclosure to make clear that the average annual returns table reflects sales loads because the other part of this disclosure, the bar chart, does not reflect sales loads, and that no revision is necessary.

Comment No. 9:            The last sentence in the after-tax return disclosure should be deleted if it is not applicable to the returns in the table.

Response:             The disclosure has been revised as requested for those Funds for which it is not applicable.

Comment No. 10:          Since the investment minimums are the same for all classes in the load class prospectuses, the table should be simplified.

Response:             The investment minimums tables have been revised as requested.

Comment No. 11:          The purchase and sale of fund shares section in the summary sections should provide more information about how shares can be redeemed (by phone, mail or internet if applicable).

Response:             The disclosure has been revised as requested.

Comment No. 12:          Disclosure should be added to the tax section of the summary prospectuses regarding taxation of withdrawals from tax-advantaged accounts.

Response:             The disclosure has been revised as requested.

Comment No. 13:          The disclosure regarding payments to financial intermediaries section should track the language of the Form more closely.

Response:             The disclosure has been revised as requested.

Comment No. 14:          Please confirm that the fair value model for foreign securities was approved by the Funds’ Boards.

Response:             The Funds confirm that the fair value model was approved by the Funds’ Boards.  The disclosure regarding fair valuation has been revised to reflect this fact.

Statements of Additional Information (“SAIs”): General Comments

Comment No. 15:          Please add the Funds’ ticker symbols to the front pages of the SAIs.

Response:             The ticker symbols have been added as requested.

Fund-Specific Comments

Credit Suisse Opportunity Funds—Credit Suisse High Income Fund

Comment No. 16:          The disclosure in market risk about bonds generally being less risky than stocks should be revised since this is a junk bond fund.

Response:             The disclosure has been revised as requested.

Comment No. 17:          If credit default swaps are part of the Fund’s principal strategy they should be disclosed in the summary section of the prospectus.

Response:             The Fund does not consider credit default swaps to be a principal investment strategy and no additional disclosure is necessary.

Credit Suisse Capital Funds—Credit Suisse Large Cap Value Fund

Comment No. 18:          The Fund should not define “large capitalization” by reference to the Russell 1000 Value Index, because the smallest companies in that Index are really middle capitalization or small capitalization companies.

Response:             The Fund respectfully disagrees with this comment.  The Frequently Asked Questions about Rule 35d-1, which are relevant here since Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), as amended, applies to the Fund’s name, state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”  The Fund believes it is reasonable to refer to the Russell 1000 Value Index to define large cap, based on Russell’s own description of the Index.  The fact sheet prepared by Russell Investment Group on this Index describes it as follows:  “The Russell 1000 Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.”  In addition, the prospectus discloses the capitalization range of the Index as of a recent date so investors are aware of the capitalizations of the Fund’s securities.

Comment No. 19:          The disclosure in the performance summary referring to the Fund’s performance under its previous investment policies should be moved to the introductory text or shortened.

Response:             The disclosure has been shortened as requested.

Comment No. 20:          If special situation companies are a principal risk of the Fund, they should also be disclosed as one of the Fund’s principal strategies.

Response:             The Fund’s portfolio managers have confirmed that special situation companies are not a principal strategy of the Fund (or of Large Cap Growth Fund).  As a result, disclosure on the risks of investing in special situation companies has been moved to the “Other Risk Factors” section of the prospectuses.

Comment No. 21:          Please explain the presence in the load class prospectus of disclosure about other classes offered by the Fund.

Response:             Disclosure about other classes offered without a front-end or deferred sales load has been added to the load class prospectuses because the Funds believe it is appropriate to put investors on notice that the Funds offer other classes without a sales charge for which they might be eligible.  The Funds do not believe that the presence in the load class prospectuses of this disclosure means that those other classes are being offered by the load class prospectuses, because the disclosure makes clear that those other classes are offered in separate prospectuses.

Credit Suisse Capital Funds—Credit Suisse Small Cap Core Fund

Comment No. 22:          The Fund’s fundamental investment policy on concentration in its SAI states in pertinent part that the Fund may not invest more than 25% of its total assets in the securities of issuers conducting their principal business activities in any one industry, provided that, for purposes of this policy, that there is no limitation in respect of investments in municipal bonds (including industrial development bonds).  This policy is overbroad, because Guide 19 to Form N-1A states that funds may not carve out of their concentration policies tax-exempt bonds issued by non-governmental users or taxable securities.  The Fund should adopt a non-fundamental investment policy that the Fund will not invest more than 25% of its assets in taxable municipal bonds in the same industry.

Response:             The Fund does not invest in taxable municipal bonds and, therefore, it does not take advantage of this exception in its concentration policy.  However, the Fund will ask the Board to consider the adoption of such a non-fundamental policy at an upcoming Board meeting.

Credit Suisse Large Cap Growth Fund

Comment No. 23:          The Fund should not define “large capitalization” by reference to the Russell 1000 Growth Index, because the smallest companies in that Index are really middle capitalization or small capitalization companies.

Response:             The Fund respectfully disagrees with this comment.  The Frequently Asked Questions about Rule 35d-1, which are relevant here since Rule 35d-1 under the 1940 Act applies to the Fund’s name, state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”  The Fund believes it is reasonable to refer to the Russell 1000 Growth Index to define large cap, based on Russell’s own description of the Index.  The fact sheet prepared by Russell Investment Group on this Index describes it as follows:  “The Russell 1000 Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Growth Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.”  In addition, the prospectus discloses the capitalization range of the Index as of a recent date so investors are aware of the capitalizations of the Fund’s securities.

Comment No. 24:          The description of the portfolio managers should provide more information about the roles of the portfolio managers and how they relate to one another, as required by Item 10(a)(2) of Form N-1A.

Response:             The disclosure regarding the portfolio managers has been revised to reflect that the three named portfolio managers are “co-lead managers” of the Quantitative Equities Group and the Funds.  The Funds have advised us that there are no limitations on the portfolio managers’ roles.  The Funds respectfully submit that the revised disclosure is consistent with the requirements of Form N-1A and that no additional disclosure is necessary.

Credit Suisse Mid-Cap Core Fund, Inc.

Comment No. 25:          Please explain why investment in small companies is a principal risk of the Fund but middle capitalization companies are not.  In addition, if small companies and special situation companies are principal risks of the Fund, they should be added as principal strategies.

Response:             Disclosure regarding the risks of investing in mid cap companies has been added to the principal risks section.  In addition, disclosure has been added to the principal investment strategies section regarding investments in small and emerging growth companies.  The Fund’s portfolio managers have confirmed that investments in special situation companies are not a principal investment strategy so the disclosure of the related risk has been moved to the “Other Risk Factors” section.

Comment No. 26:          Foreign securities should be identified as a principal strategy and risk since the Fund may invest up to 10% of its assets in such securities.

Response:             The Fund’s portfolio managers have advised us that foreign securities are not a principal investment strategy of the Fund because the Fund may not always be invested in foreign securities and, if the Fund is investing in such securities, the Fund may not invest in foreign securities up to the maximum 10% limit.  Accordingly, no revision is necessary.

Credit Suisse Commodity Return Strategy Fund

Comment No. 27:          Please revise the fee table so that there is only one line for “other expenses.”

Response:  The fee table has been revised as requested.

Comment No. 28:          Please confirm that there have been no changes to the operations of the Fund’s subsidiary since previous discussions with the staff.

Response:             There have been no changes to the operations of Credit Suisse Cayman Commodity Fund I, Ltd. (the “Subsidiary”) since previous discussions with the staff.  The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder.  The Subsidiary cannot take any extraordinary action without the approval of the Fund and its Board, which oversees the operations of the Subsidiary.  One of the directors of the Subsidiary is also an officer of the Fund (the other director is a former officer of the Fund) and both directors of the Subsidiary are appointed by and serve at the pleasure of the Fund’s Board.  The operations of the Subsidiary are subject to the review and oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Fund’s Board.  Independent Trustees currently comprise the Fund’s entire Board.  The directors of the Subsidiary sign the Fund’s Registration Statement, and the Subsidiary’s financial statements are included in the Fund’s annual and semi-annual reports to Fund shareholders.

Comment No. 29:          Please shorten the disclosure of principal risks in the summary section of the Prospectus.

Response:             In response to this comment, the Fund has revised the disclosure in the summary section regarding tax risk, as follows:

Any income the fund derives from direct investments in commodity-linked swaps or certain other commodity linked derivatives must be limited to a maximum of 10% of the fund’s gross income in order for the fund to maintain its pass through tax status. The fund has obtained a private letter ruling from the IRS confirming that the income produced by certain types of structured notes constitutes “qualifying income” under the Code. In addition, the IRS has issued a private letter ruling to the fund confirming that income derived from the fund’s investment in its Subsidiary will also constitute qualifying income to the fund. Based on such rulings, the fund seeks to gain exposure to the commodity markets primarily through investments in commodity index-linked notes and, through investments in the Subsidiary, commodity-linked swaps and commodity futures.

In addition, the Fund has revised the disclosure in the summary section regarding subsidiary risk, by deleting the last two sentences of the last paragraph.

Comment No. 30:          The presentation of the average annual returns table should be revised so that the S&P 500 Index precedes the DJ-UBS Commodity Total Return Index (“DJ-UBS Index”).

Response:             The order of presentation in the average annual total returns table has been revised as requested.

Comment No. 31:          Please explain why it is permissible for the Fund to reserve the freedom of action to concentrate in commodity sectors and in financial services industries.

Response:             The Fund’s fundamental policy on concentration provides that 25% or more of the Fund’s assets may be indirectly exposed to industries in commodity sectors of an index; and that the Fund may invest more than 25% of its total assets in instruments (such as structured notes) issued by companies in the financial services sectors (which includes the banking, brokerage and insurance industries).

Since the Fund is designed to achieve positive total return relative to the performance of the DJ-UBS Index, it must be able to track the composition of the Index by having exposure to the commodity sectors represented in the Index.  As disclosed in the Fund’s prospectuses, the DJ-UBS Index may from time to time have a small number of commodity sectors representing a large portion of the Index.  Once a year the DJ-UBS Index is rebalanced so that each related group of commodities represented in the Index is limited to 33%.  However, following this rebalancing and for the remainder of the calendar year, these percentages may change, so that different sectors may represent different proportions of the Index.  The Fund respectfully submits that it is not “reserving the freedom of action” to concentrate; rather, it makes clear that it tracks the representation in the Index of the various commodity sectors.  This policy is clearly disclosed in the Fund’s prospectuses and SAI.

The Fund intends to gain exposure to commodities markets by investing in commodity-linked structured notes and, through the Subsidiary, commodity-linked swap agreements.  Such notes and swaps are issued by U.S. and foreign banks, brokerage firms and insurance companies.  As a consequence the Fund may have direct and indirect investments of more than 25% of its assets in companies in the financial services sectors.  Again, the Fund respectfully submits that it is not “reserving the freedom of action” to concentrate in such sectors; rather, it makes clear in its prospectuses and SAI that the Fund will have exposure to such sectors and be exposed to events affecting issuers in those sectors.

Comment No. 32:          To the extent that the Fund may have exposure of more than 25% of its assets in a single issuer, disclosure about that issuer should be added to the Fund’s disclosure documents.

Response:  The Fund will include such disclosure when appropriate. The Fund currently does not have such exposure to issuers other than U.S. government issuers and the Fund has extensive disclosure about investment in U.S. government securities.

Comment 33:         Provide Tandy representations.

Response:             The Tandy representations follow this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosure

cc:	J. Kevin Gao, Esq., Credit Suisse Asset Management, LLC Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP Elliot Gluck, Esq., Willkie Farr & Gallagher LLP

Credit Suisse Funds

Eleven Madison Avenue

New York, New York 10010

February 23, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:          Credit Suisse Capital Funds (Post-Effective Amendment No. 44, Securities Act File No. 33-03706, Investment Company Act File No. 811-04604)
Credit Suisse Commodity Return Strategy Fund (Post-Effective Amendment No. 6, Securities Act File No. 333-116212, Investment Company Act File No. 811-21589)
Credit Suisse Large Cap Growth Fund (Post-Effective Amendment No. 36, Securities Act File No. 33-12344, Investment Company Act File No. 811-05041)
Credit Suisse Mid-Cap Core Fund, Inc. (Post-Effective Amendment No. 32, Securities Act File No. 33-18632, Investment Company Act File No. 811-05396)
Credit Suisse Opportunity Funds (Post-Effective Amendment No. 31, Securities Act File No. 33-92982, Investment Company Act File No. 811-09054)

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

Each of the registrants referenced above (each, a “Fund”) acknowledges that the disclosure in the above-referenced filing is the responsibility of the Fund.  The Fund acknowledges that comments of the staff of the Commission on the above-referenced filing or changes to disclosure in the above-referenced filing in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and the Fund will not assert such staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Fund further acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

Very truly yours,

CREDIT SUISSE CAPITAL FUNDS
CREDIT SUISSE COMMODITY RETURN STRATEGY FUND
CREDIT SUISSE LARGE CAP GROWTH FUND
CREDIT SUISSE MID-CAP CORE FUND, INC.
CREDIT SUISSE OPPORTUNITY FUNDS

By:	/s/ J. Kevin Gao
Name:	J. Kevin Gao
Title:	Vice President